UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Report on Disposal of Treasury Shares

From August 8, 2026 to September 7, 2026, SK hynix Inc. (the “Company”) disposed of a portion of its treasury shares.

1.	Report on Disposal

A.

Date of the Report of Decision on Disposal of Treasury Shares (the “Initial Report”): August 7, 2026 (Please refer to the current report on Form 6-K titled “Decision on Disposal of Treasury Shares” furnished by the Company on August 7, 2026.)

B.	Period of Disposal: August 8, 2026 to September 7, 2026

C.	Type and Number of Disposed Shares: 82 common shares

2.	Details of Disposal

Date	Type	Number		Disposal Price per Share (Won)*	Aggregate Disposal Price (Won)	Recipient of Shares	Investment Brokerage Agent
		Order	Disposed

August 19, 2026	Common shares	82	82	1,500,000	123,000,000	Independent directors	SK Securities Co., Ltd.

Total		82	82	1,500,000	123,000,000

*	Based on the market closing price on the date of the disposal.

3.	Discrepancy with the Initial Report: None

4.	Treasury Shares Held after the Disposal (as of August 21, 2026)

(units: in millions of Won, shares or percentages)

Type	Direct Acquisition (A)			Acquisition through Broker (B)			Total (A + B)
	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value

Common Shares	1,625,769	0.2	92,683				1,625,769	0.2	92,683

Total	1,625,769	0.2	92,683				1,625,769	0.2	92,683

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park

(Signature)
Name:	Seonghwan Park
Title:	Head of Investor Relations

Date: August 21, 2026